News

FOR IMMEDIATE RELEASE
Stakeholders in Apex/Sitka Trusts Successful in Reaching Agreement to Restructure
•	Trusts placed on a stable footing through additional funding.
•	Restructuring aimed at preserving value for all investors in the Trusts.
•	Credit quality of assets in Trusts is high and risk of credit losses in the Trusts’ positions is considered low.
TORONTO, March 19, 2008 — BMO Financial Group (TSX, NYSE: BMO) today reported that all four swap counterparties in Apex/Sitka Trusts and certain investors in the Trusts have signed agreements to restructure the Trusts.
“We are very pleased with the agreement to restructure. This was a complex deal that was achieved through the efforts of both the investors and the swap counterparties. It is beneficial to these stakeholders and supports the smooth functioning of Canadian capital markets,” said Tom Milroy, Chief Executive Officer of BMO Capital Markets. “The restructuring will avoid unnecessary losses and will preserve the Trusts’ underlying positions, the quality of which are AAA. Based on BMO’s own evaluation of the credit quality of the approximately 450 obligations and after incorporating the benefit of the substantial first-loss protection, we consider the risk of credit loss to BMO to be low.”
The principal terms and results of the restructuring are:
•	The term of the notes will be extended to maturities ranging from approximately 5 to 8 years to better match the term of the positions in the Trusts.

•	An additional senior funding facility in the amount of approximately $1.15 billion will be provided to satisfy collateral calls. BMO will provide approximately $850 million of this additional senior funding facility. BMO has advanced $200 million of its $850 million portion of the senior funding facility in connection with these agreements.

•	BMO does not expect to take further write downs on the approximately $495 million remaining net investment it had in the Trusts as at January 31, 2008.

•	BMO will have exposure to the swap counterparties for realized credit losses on the notional credit positions held by the Trusts if those credit losses exceed the first-loss protection and the posted collateral. The existing collateral plus the additional senior funding, which are available to absorb credit losses above the first-loss protection levels, total approximately $3.3 billion and represent approximately 16 per cent of the net notional credit positions held by the Trusts.
•	BMO will not be providing any protection from the risk of actual realized credit losses to subordinated note holders.

•	The restructuring includes resolution of the two commercial disputes related to the Trusts previously disclosed by BMO.
RISK OF CREDIT LOSS TO BMO IS CONSIDERED LOW
The terms of the restructuring are aimed at preserving value for all investors in the Trusts and BMO considers the risk of credit losses to be low. The Trusts have provided credit default swap protection on approximately 450 corporate credits which are predominantly investment-grade-rated and are well diversified by geography and industry. The positions in the Trusts have the benefit of substantial first-loss protection, therefore, the Trusts will only experience losses if realized losses on the underlying portfolio exceed certain first-loss thresholds which vary by tranches. Each of the underlying tranches in the Trusts has been rated AAA from a credit perspective by DBRS. This rating does not consider collateral call or funding risks.
After the restructuring, BMO’s total investment in the subordinated notes of the Trusts will be approximately $815 million and approximately $850 million in the senior funding facility. The effect on BMO’s Tier 1 capital ratio is modest at approximately 25 basis points. BMO’s Tier 1 capital ratio remains strong and was 9.48 per cent at January 31, 2008.
BMO believes that the agreements, which are subject to definitive documentation and certain conditions, including investor approval, provide a constructive resolution for all parties involved.
Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2007 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
Material factors which were taken into account when establishing our expectation of the future risk of credit losses in Apex and Sitka Trusts as discussed in this release included industry diversification in the portfolio, initial credit quality by portfolio and the first-loss protection incorporated into the structure discussed in this release.
In establishing our expectation that we would not be required to take further write downs on our remaining $495 million net investment in the Trusts as discussed in the release, we assumed that the restructuring would be successfully completed and that any credit losses in the Trust’s underlying positions would be low.

Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, Ronald.monet@bmo.com, 514-877-1873
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Krista White, Toronto, krista.white@bmo.com, (416) 867-7019